ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

ING express Variable Annuity

**Supplement dated June 27, 2008 to the Contract Prospectus and
Statement of Additional Information, each dated April 28, 2008.**

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your current variable annuity Contract Prospectus and SAI for future reference.

1. On March 27, 2008, the Board of Trustees of ING Investors Trust approved a proposal to reorganize the following Portfolio ("Disappearing Portfolio") into the following "Surviving Portfolio." Subject to approval by the Portfolio's shareholders, after the close of business on September 5, 2008 the following Disappearing Portfolio will reorganize into and become part of the following Surviving Portfolio:

Disappearing Portfolio	Surviving Portfolio
ING Wells Fargo Disciplined Value Portfolio	ING Pioneer Mid Cap Value Portfolio

Accordingly, effective after the close of business on September 5, 2008, investments in the Disappearing Portfolio will automatically become investments in the Surviving Portfolio, as follows:

  - ADV Class of ING Pioneer Mid Cap Value Portfolio will automatically be added to your contract and all existing account balances invested in the ING Wells Fargo Disciplined Value Portfolio (ADV Class) will automatically become investments in the ING Pioneer Mid Cap Value Portfolio (ADV Class).

As a result of the reorganization, effective September 8, 2008 all references to the Disappearing Portfolio in the Contract Prospectus and SAI are hereby deleted.

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolio after the date of the reorganization will be automatically allocated to the Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Service Center through:

> ING
> USFS Customer Service
> Defined Contribution Administration
> P.O. Box 990063
> Hartford, CT 06199-0063
> 1-800-262-3862

See also the Transfers Among Investment Options section of your Contract Prospectus for further information about making fund allocation changes.

2. Effective September 8, 2008, the following information for ING Pioneer Mid Cap Value Portfolio is added to Appendix I – Description of Underlying Funds.

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
ING Investors Trust – ING Pioneer Mid Cap Value Portfolio	Directed Services LLC **Subadviser**: Pioneer Investment Management, Inc.	Seeks capital appreciation.

3. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change as a result of the reorganization. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.